Filed by Harbor Florida Bancshares, Inc.
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817

ADDITIONAL INFORMATION

In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction.  Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

TRANSITION NEWS

News about the Harbor Federal/National City Merger

August 31, 2006

Getting to Know National City: Retail Branch Network

With 1,250 branches and 1,900 ATMs in seven states, National City operates one of the largest branch networks in the nation. It’s backed up by a nationally rated online banking site and direct banking call centers.

The retail branch network is at the core of National City’s strategy, and in the past few years the corporation has invested heavily in improvements to service quality, technology, products, talent, brand and marketing and acquisitions to ensure the company creates sustainable revenue growth and efficiency.

In 2006, the goal is to grow households by 3.4%, expand relationships by 4% and grow deposits by 4.4%.

To accomplish this, National City’s branch network has established four driving values: competitive spirit, accountability, speed and innovation. These values provide a framework for exercising good judgment and demonstrating effective behaviors. It is with these values that National City will differentiate itself in the market and stand out as the bank and investment center of choice.

National City is in the midst of a branch expansion campaign in many of its existing markets in an effort to grow revenues. Revenue growth is also the reason that National City is acquiring Harbor and Fidelity.

According to Peter Raskind, National City vice chairman, Harbor and Fidelity present an exciting opportunity for National City to build on both impressive branch networks with its full suite of products and services, including consumer and small business lending and credit card.

For the foreseeable future, both Harbor and Fidelity will operate as separate “regions” of National City, with both Mike Brown Sr. from Harbor and Vince Elhilow from Fidelity reporting directly to Peter Raskind, and managing their respective regions. While there may be some realignment of a few branches from one region to the other, most everything else will report as it does today, with the exception of mortgage staff and support area staff (such as facilities and security) reporting functionally.

What’s On Your Mind

Human Resources Questions
Will there be a period where employees cannot take vacation?
Neither Harbor nor National City mandates that employees cannot take vacation during certain times. However, during and shortly following the conversion, it’s important that we can serve customers at the highest level. We highly recommend that no one schedule vacation during or immediately following the conversion if at all possible. As we get more information about the timeline of the conversion, you should work with your manager to discuss your situation, and before scheduling any vacation.

Will officer titles be changed as a result of the merger?
No. Harbor employees will keep their current officer titles.

How is length of service calculated and will I retain my service date from Harbor?
At National City, length of service is calculated from the latest date of hire in the Harbor HR system in determining eligibility for vacation and severance. As we provide further details about other benefit plans we will share more information about eligibility for each plan.

How will vacation and sick time be affected by the transaction? What happens to days in my extended absence bank?
The HR integration teams are just beginning to discuss HR policies and programs, and have not made a decision about how programs such as time off may be impacted. We can commit to you that the time off policies will remain in effect through the remainder of 2006.

I work in a branch, and we were told that sales employees don’t have to worry about our jobs. However, if an existing National City employee from another market requests to move to Florida in a branch role, would that employee get preference over me or any other Harbor employee?
No, after the conversion, any National City employee interested in relocating to Florida would be able to post only for open positions.

Will National City be carrying on Harbor Federal’s tradition of a Service Awards Program?
Like Harbor, National City recognizes the contributions of long-term employees through a service anniversary award program. Employees who are celebrating service anniversaries in five-year increments (five, 10, 15, 20, etc.) receive a commemorative gift as recognition of their long-term commitment to the mission and principles that National City represents. More information about this and other National City programs—and their effective dates—will be communicated in the coming months.

Miscellaneous Questions
Our office needs to be renovated/updated; will there be an assessment of the interior/exterior conditions of each branch?
National City will work with our integration team to perform assessments on all branches, but there is no indication at this time whether any changes or upgrades will be made, other than for the new merchandising and signage.

What types of training are offered at National City? Is it Web-based or classroom training? What training will we have leading up to the conversion?
National City is committed to the development of its employees. For example, National City offers more than 200 free professional development and technical online learning courses available to employees 24 x 7 from any Internet connection. Some training is classroom style, such as branch manager training. Each business unit has specific training requirements to advance job skills. Other training programs, such as Bank Secrecy Act training, are a requirement for all employees. They also provide several levels of manager training, from front-line management training, to executive development programs. Be sure to talk with your manager about your specific training needs.

As we progress through the integration, employees will need to be trained on new tasks, processes and procedures so that we are ready for the conversion to National City. We will learn more about these various training requirements over the next few months.

Severance Allowance/Retention Bonus
If I am displaced, and my anniversary date occurs before my displacement date, do I get credit for that year? Will it be calculated in my severance?
Yes, severance weeks will be calculated based on current years of service as of the displacement date (last day scheduled to be at work).

Harbor Transition News – Page 2

If I am displaced and find a different position with National City after some period of time, do I retain my original hire date?
An employee is “reinstated” when an employee leaves National City and returns within 60 days. When an employee is reinstated, benefits eligibility and service credit are calculated from the original hire date.

Do the 401(k) contributions continue during the severance period like the insurance benefits do?
No, 401(k) contributions end as of the last day worked.

What will happen to employees’ vacation and sick time if their jobs are eliminated?
Harbor Federal policies will remain in place throughout 2006. We have not yet determined how time off policies will be impacted for 2007 and beyond.

Have a question?  You can call the toll-free “What’s on Your Mind” voicemail box at 888-808-4489 and leave a message with your question or email your question to CorpComm@NationalCity.com.  We’ll respond to questions of general interest in future issues of Transition News.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally.  Additional factors that could cause National City’s and Harbor Florida Bancshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Harbor Florida Bancshares’ filed with the SEC.  Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

Harbor Transition News – Page 3